Exhibit 12.1
ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

Three Months Ended March 31, 2018
Fixed Charges:
Interest expense, net	$466
Capitalized interest	81
Interest charges included in rental expense	4
Total fixed charges	551
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	716
Less: equity in earnings of unconsolidated affiliates	79
Total earnings	637
Add:
Fixed charges	551
Amortization of capitalized interest	4
Distributed income of equity investees	61
Less:
Interest capitalized	(81)
Income available for fixed charges	$1,172

Ratio of earnings to fixed charges	2.13